Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (T2071)

Offering Period: May 5, 2021 – May 24, 2021

Autocallable Securities due November 28, 2022 Linked to the Performance of the

Russell 2000® Index and the Nasdaq-100 Index®

Product Terms

•	If an Autocall Event occurs on any Autocall Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Autocall Observation Date.
•	If the securities are not automatically redeemed and the Final Level of each Underlying is equal to or greater than its Initial Level, for each $1,000 principal amount of securities investors hold, investors will receive a Redemption Amount of $1,000 plus a return based on the leveraged upside performance of the Underlying.
•	If the securities are not automatically redeemed, the Final Level of any Underlying is less than the Initial Level and a Knock-In Event has not occurred, investors will receive the principal amount at maturity.
•	If the securities are not automatically redeemed and a Knock-In Event has occurred, investors will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be May 25, 2021
Settlement Date:	Expected to be May 28, 2021
Underlyings:	The Russell 2000® Index and Nasdaq-100 Index®
Automatic Redemption:	If an Autocall Event occurs on any Autocall Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Autocall Observation Date. Payment will be made in respect of such redemption on the corresponding Automatic Redemption Date, and no further payments on the securities will be made.
Autocall Event:	Occurs if, on any Autocall Observation Date, the closing level of each Underlying on such Autocall Observation Date is equal to or greater than its respective Autocall Level.
Autocall Level**:	For each Underlying, 100% of the Initial Level for such Underlying.
Autocall Observation Dates**	Automatic Redemption Dates**
November 23, 2021	November 29, 2021
May 25, 2022	May 31, 2022
Upside Participation Rate**:	Expected to be at least 150%
Automatic Redemption Premium**:

For each $1,000 principal amount of securities you hold:

•     Expected to be at least $38.75 if an Autocall Event occurs on the first Autocall Observation Date.

•     Expected to be at least $77.50 if an Autocall Event occurs on the second Autocall Observation Date.

Knock-In Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, for each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Security Performance Factor:

The Security Performance Factor is expressed as a percentage and is calculated as follows:

If the Final Level of the Lowest Performing Underlying is equal to or greater than its initial Level, the Security Performance Factor will equal the product of (i) the Upside Participation Rate and (ii) the Underlying Return of the Lowest Performing Underlying. If the Final Level of the Lowest Performing Underlying is less than its Initial Level and (i) a Knock-In Event has occurred, the Underlying Return of the Lowest Performing Underlying; or (ii) a Knock-In Event has not occurred, zero.

Underlying Return:	For each Underlying, [Final Level-Initial Level/Initial Level]
Valuation Date:	November 22, 2022
Maturity Date:	November 28, 2022
CUSIP:	22552XKG7
Fees:	Certain fiduciary accounts may pay a purchase price of at least $981.25 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $21.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $950 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	For each Underlying, the Knock-In Level will be approximately 70% of its Initial Level**

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor	Redemption Amount per $1,000 Principal Amount(1)(2)
60%	90%	$1,900
50%	75%	$1,750
40%	60%	$1,600
30%	45%	$1,450
20%	30%	$1,300
10%	15%	$1,150
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	−31%	$690
−40%	−40%	$600
−50%	−50%	$500
−60%	−60%	$400
−70%	−70%	$300
−80%	−80%	$200
−90%	−90%	$100
−100%	−100%	$0
(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(2)	Assumes a Knock-In Level of 70%**, an Upside Participation Rate of 150%** and that the securities have not been automatically redeemed.

Hypothetical Amounts due upon Automatic Redemption
Autocall Observation Date on Which Securities Are Called	Applicable Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
1st	$38.75	$1,038.75
2nd	$77.50	$1,077.50

(1)       This table illustrates the amount that would be due if an Autocall Event occurs on any Autocall Observation Date, assuming the Automatic Redemption Premiums set forth under “Product Terms.” If an Autocall Event occurs on any Autocall Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium. No further payments on the securities will be made.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: May 5, 2021 – May 24, 2021

Autocallable Securities due November 28, 2022 Linked to the Performance of the

Russell 2000® Index and the Nasdaq-100 Index®

Additional Risk Considerations

Risks Relating to the Securities Generally

•	The probability that the Final Level of the Lowest Performing Underlying will be less than its Knock-In Level will depend on the volatility of such Underlying.
•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk. If the securities are automatically redeemed, the appreciation potential of the securities will be limited to the applicable Automatic Redemption Premium.
•	The securities do not pay interest.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risks Relating to the Underlyings

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.
•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.
•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.
•	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

Risks Relating to the Issuer

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 5, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/1053092/000095010321006746/dp150562_424b2-t2071.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.